Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Reverse Split of Shares and ADSs of Oi S.A.

Oi S.A. (“Oi” or the “Company,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, §4º of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that:

The Board of Directors of Oi approved, on this date, a proposal to be submitted to an extraordinary shareholders’ meeting that will take place on November 18, 2014, in order to vote on the reverse split of common shares and preferred shares of the Company, in a 10:1 ratio, as a result of which each lot of 10 shares of each class shall be grouped into one single share of that same class.

The Company’s common shares and preferred shares represented by American Depositary Shares (“ADSs”) that are traded on the New York Stock Exchange (“NYSE”) will also be grouped using the same ratio to be used for the common shares and the preferred shares in Brazil, as a result of which each ADSs will continue to represent one common share or preferred share, as the case may be.

Timeline for the creation of lots of 10 shares and the procedures to be adopted with respect to fractions resulting from the reverse split

Once the reverse split has been approved by the shareholders’ meeting of the Company, there will be a 30-day period counted from the date of the publication of the notice to the shareholders to be published after such shareholders’ meeting, during which shareholders of common shares or preferred shares that may be interested in can adjust their shareholding position, by class, to obtain lots composed of multiples of 10 shares, by trading on the São Paulo Stock Exchange (BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), and maintain their position as shareholders of the Company with a at least one share after the reverse split is completed.

Exhibit 2

After the 30-day period is completed, any remaining fractions of shares resulting from the reverse split will be grouped in whole numbers and sold at auction on the BM&FBOVESPA, with the resulting proceeds from the sales of such fractions made available to the previous holders of such fractions after the financial settlement of the sales.

Additional information about the timeline and conditions for the adjustment of the shareholding positions and the auction of the fractions and distribution of the resulting proceeds will be disclosed in due time, through a notice to shareholders.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, October 15, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer